

March 27, 2012

Via E-mail
Richard Chiang
Apex 3 Inc.
President, Secretary and Treasurer
4115 Blackhawk Plaza Circle
Suite 100
Danville, California 94506

> **Re: Apex 3 Inc.**
> **Registration Statement on Form 10-12(g)**
> **Filed March 2, 2012**
> **File No. 0-54617**

Dear Mr. Chiang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

1.   Please include one or more risk factors discussing the limited assets and revenues of the company, the significant administrative and other costs of being a reporting company, and the fact that the accountant's report has raised substantial doubt about the company's ability to continue as a going concern.

2.   Please include a discussion of the risks of owning a penny stock.

3.   Disclose, if true, that the company has not specified any industry in which to seek a potential merger partner, or parameters for such a partner, and that shareholders of the company will be exposed to unknown risks following the merger, for example if the merger partner is in the development stage or is financially unstable.

<u>Directors and Executive Officers, page 15</u>

4.   Please revise to clarify the second sentence of Richard Chiang's business experience, which reads, "From January 2010 to May 2010 to present."

<u>Certain Relationships and Related Transactions, and Director Independence, page 17</u>

5.   Please revise the discussion concerning potential conflicts of interest to clarify the nature of those conflicts and the circumstances under which they might arise. If Mr. Chiang has any plans or intentions to organize another blank-check company in the foreseeable future, please disclose this. If this constitutes a material risk, please include a risk factor to this effect.

<u>Trading of Securities in Secondary Market, page 22</u>

6.   In the fourth paragraph, please revise the name "Pink Sheets, LLC" to "OTC Markets Group, Inc."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director